

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 14, 2017

<u>Via E-mail</u>
Mr. John Anthony Leper
President
Lepora Holdings, Inc.
Suite 1104 Crawford House
70 Queen's Road
Central, Hong Kong

> **Re:** **Lepora Holdings, Inc.**
> **Form 10-K for the year ended December 31, 2016**
> **Filed March 31, 2017**
> **File No. 0-55562**

Dear Mr. Leper:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Item 9A(T) – Controls and Procedures, page 8</u>

1. We note that you are required to include a report of management's assessment regarding internal control over financial reporting in your Form 10-K due to the passage of time since your initial registration statement and the number of Form 10-Ks filed since that initial registration statement. Please revise by amending your Form 10-K for the year ended December 31, 2016 to include this report as required by Item 308 of Regulation S-K.

<u>Evaluation of Disclosure Controls and Procedures</u>

2.   Please note that pursuant to Item 307 of Regulation S-K disclosure controls and procedures is defined as controls and procedures that are designed "to ensure information required to be disclosed by the issuer in the reports that it files or submits under the Act- is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" and controls and procedures that are designed "to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decision regarding required disclosure." We note that the Company's conclusions regarding the effectiveness of your disclosure controls and procedures refer to only a summarized piece of the definition. If you choose to refer to the definition of disclosure controls and procedures when concluding as to the effectiveness of your disclosure controls and procedures then you should provide the entire definition. Alternatively, you may conclude that your disclosures controls and procedures were "effective" or "not effective" without providing any part of the definition. Please revise future filings accordingly.

<u>Exhibits 31.1 and 31.2</u>

3.   Please revise Item 4 of your Section 302 Certifications to include the language set forth in paragraph (B)(31) of Section 601 of Regulation S-K in its entirety. In this regard, since management is required to provide a report on its assessment of internal controls over financial reporting in the Form 10-K, Item 4 of your certification should include the complete introductory language as well as paragraph (b) which certifies that you have designed such internal controls over financial reporting, or caused such internal control over financial reporting to be designed under your supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Please revise by filing an amended Form 10-K for the year ended December 31, 2016 as well as the Forms 10-Q for the quarters ended March 31, 2017, June 30, 2017 and September 30, 2017.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mindy Hooker at (202) 551-3732 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief
Office of Manufacturing and
Construction

Cc: William Barnett Esq., Barnett & Linn